SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. __)


                    STARTEC GLOBAL COMMUNICATIONS CORPORATION
------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock -- par value $.01 per share
------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    85569E103
                               ------------------
                                 (CUSIP Number)

                                February 18,1999
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     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      ___ Rule 13d-1(b)
       X  Rule 13d-1(c)
      ___ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



SEC 1745 (3-98)


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                                 SCHEDULE 13G
------------------------------                 -------------------------------
CUSIP No. 85569E103                                 Page 2 of 9 pages
------------------------------                 -------------------------------
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1.  NAME OF REPORTING PERSON: Atocha, L.P.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 54-1814354
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]
                                                               (b) [ ]
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3.  SEC USE ONLY

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4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Texas
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NUMBER OF                5. SOLE VOTING POWER: -0-
SHARES BENEFICIALLY      -----------------------------------------------------
OWNED BY EACH            6. SHARED VOTING POWER: 606,500
REPORTING                -----------------------------------------------------
PERSON                   7. SOLE DISPOSITIVE POWER: -0-
WITH                     -----------------------------------------------------
                         8. SHARED DISPOSITIVE POWER: 606,500
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 606,500
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                         [  ]
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)       6.46%
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12. TYPE OF REPORTING PERSON*:                   PN
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

                                SCHEDULE 13G
------------------------------                --------------------------------
 CUSIP No. 85569E103                            Page 3 of 9 pages
------------------------------                --------------------------------
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1.  NAME OF REPORTING PERSON: Thomas J. Cirrito
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                            (b) [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY
------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Virginia
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NUMBER OF                5. SOLE VOTING POWER: 19,000
SHARES BENEFICIALLY      -----------------------------------------------------
OWNED BY EACH            6. SHARED VOTING POWER: 606,500
REPORTING                -----------------------------------------------------
PERSON                   7. SOLE DISPOSITIVE POWER: 19,000
WITH                     -----------------------------------------------------
                         8. SHARED DISPOSITIVE POWER: 606,500
------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 625,500
------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   CERTAIN SHARES*                                            [  ]

------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):        6.66%
------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*:                   IN
------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!



                                  Page 3 of 9 pages

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Item 1(a).                   Name of Issuer:
----------                   --------------
                             Startec Global Communications Corporation (the
                             "Issuer")

Item 1(b).                   Address of Issuer's Principal Executive Offices:
----------                   -----------------------------------------------
                             10411 Motor City Drive
                             Bethesda, Maryland 20817

Items 2(a)                   Name of Person Filing; Address of
and (b).                     Principal Business Office:
----------                   ---------------------------------
                             This  statement is filed by: (a) Atocha, L.P.,  a
                             Texas limited partnership ("Atocha"); and (b)
                             Thomas J. Cirrito, a natural person and a citizen
                             of the United States of America ("Mr. Cirrito"),
                             as joint filers.

                             Atocha, a Texas limited partnership, has its principal business address at 6429 Georgetown Pike, McLean, Virginia 22101. Atocha's principal business is making venture capital investments. Mr. Cirrito's business address is 6429 Georgetown Pike, McLean, Virginia 22101. Mr. Cirrito's principal occupation is general partner of Atocha.


                             Page 4 of 9 pages

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Item 2(c).                   Citizenship:
----------                   -----------
                             Atocha: Not applicable.
                             Mr. Cirrito: United States of America

Item 2(d).                   Title of Class of Securities:
----------                   ----------------------------
                             Common Stock, par  value $.01 per
                             share (the "Common Stock"), of the Issuer.

Item 2(e).                   CUSIP Number:
----------                   ------------
                             85569E103

Item 3.                      Not Applicable.
-------

Item 4.                      Ownership:
-------                      ---------
                             Atocha:

                             (a)    606,500 shares of Common Stock, as of
                                    April 16, 1999

                             (b)    6.46%

                             (c)    (i)     [-0-]
                                    (ii)    606,500
                                    (iii)   [-0-]
                                    (iv)    606,500

                             Mr. Cirrito:

                             (a)    625,500 shares of Common Stock, as of
                                    April 16, 1999

                             (b)    6.66%

                             (c)    (i)     19,000
                                    (ii)    606,500
                                    (iii)   19,000
                                    (iv)    606,500

Item 5.                      Ownership of Five Percent or Less of a Class:
------                       --------------------------------------------
                             Not Applicable.

Item 6.                      Ownership of More than Five Percent on
------                       Behalf of Another Person:
                             --------------------------------------
                             Not Applicable.

Item 7.                      Identification  and  Classification of the
------                       Subsidiary Which Acquired  the  Security
                             Being Reported on By the Parent Holding Company:
                             ------------------------------------------------
                             Not Applicable.

                             Page 5 of 9 pages
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Item  8.                     Identification   and  Classification  of
--------                     Members of the Group:
                             --------------------
                             Not Applicable.

Item 9.                      Notice of Dissolution of Group:
------                       ------------------------------
                             Not Applicable.


Item 10.                     Certification:
------                       ---------------
                             Not Applicable.












                                 Page 6 of 9 pages
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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 1999

                                            ATOCHA, L.P.

                                            By:      Thomas J. Cirrito,
                                                     General Partner


                                            By: /s/ Thomas J. Cirrito
                                                ---------------------------
                                                     Name:  Thomas J. Cirrito
                                                     Title: General Partner




                                                /s/ Thomas J. Cirrito
                                                ---------------------------
                                                     Thomas J. Cirrito




                              Page 7 of 9 pages

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                                    EXHIBITS

Exhibit 99.1 Joint Filing Agreement, dated April 21, 1999, among the signatories to this Schedule 13G.










                        Page 8 of 9 pages